Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Callon Petroleum Company for the registration of debt securities, common stock, preferred stock, depositary shares, warrants and guarantees of debt securities and to the incorporation by reference therein of our reports dated March 12, 2014, with respect to the consolidated financial statements of Callon Petroleum Company, and the effectiveness of internal control over financial reporting of Callon Petroleum Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 11, 2015